Exhibit 99.1

FOR IMMEDIATE RELEASE

Anchiano Therapeutics Announces

Closing of $30.5 Million Initial Public Offering

CAMBRIDGE, Mass., Feb. 14, 2019 - Anchiano Therapeutics Ltd. (Nasdaq and TASE: ANCN) (“Anchiano”) today announced that it has closed its initial public offering of 2,652,174 of its American Depositary Shares (“ADSs”), each representing five ordinary shares of Anchiano, at $11.50 per ADS resulting in gross proceeds of $30.5 million. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ANCN” on February 12, 2019.

The underwriters have been granted a 30-day option to purchase up to an additional 397,826 ADSs offered by Anchiano to cover over-allotments, if any.

In the offering, Oppenheimer & Co. Inc. acted as the sole book-running manager, Ladenburg Thalmann acted as lead manager and LifeSci Capital LLC acted as co-manager.

The offering has been made only by means of a prospectus, copies of which can be obtained from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad St., 26th Floor, New York, NY 10004, by telephone at (212) 667-8055 or by email at EquityProspectus@opco.com.

A registration statement relating to these securities was filed with and declared effective by the U.S. Securities and Exchange Commission on February 11, 2019. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

About Anchiano

Anchiano is a clinical-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, with offices in Cambridge, MA, and Jerusalem, Israel. Anchiano’s most advanced product candidate, inodiftagene vixteplasmid, is in development as a treatment for non-muscle-invasive bladder cancer. For more information on Anchiano, please visit www.anchiano.com.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. These forward-looking statements are based on information Anchiano has when those statements are made or its management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Company Contact:

Frank Haluska, M.D., Ph.D.

President and Chief Executive Officer

info@anchiano.com

Investor Contact:

Ashley R. Robinson

Managing Director

LifeSci Advisors, LLC

617-535-7742

arr@lifesciadvisors.com